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                              June 25, 2021

       Kristin Taylor
       Chief Executive Officer
       ImageWare Systems, Inc.
       11440 West Bernardo Court, Suite 300
       San Diego, California 92127

                                                        Re: ImageWare Systems,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2021
                                                            File No. 333-257125

       Dear Ms. Taylor:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Signatures, page II-11

   1. Please revise your signature page to have your principal financial officer, as well as your principal accounting
officer or controller, sign the registration statement in his or her individual capacity. If
someone has signed in more than one capacity, indicate each
                                                        capacity in which he or
she signed. For guidance, please refer to the signature
                                                        requirements in Form
S-1.
 Kristin Taylor
FirstName
ImageWareLastNameKristin
            Systems, Inc. Taylor
Comapany
June       NameImageWare Systems, Inc.
     25, 2021
June 25,
Page  2 2021 Page 2
FirstName LastName
General

2. We note that the company entered into a similar purchase agreement with Lincoln Park in
         2020. Please disclose the status of that agreement, including the number of shares sold under it. Include risk factor disclosure that discusses the impact, if any, of the prior agreement on the current one.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      John P. Kennedy